FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Year Ended 2008

ENERSIS ANNOUNCES CONSOLIDATED RESULTS
FOR YEAR ENDED DECEMBER 31ST, 2008
HIGHLIGHTS FOR THE PERIOD

ECONOMIC-FINANCIAL SUMMARY

The most relevant issues for the year 2008, compared with December 2007, may be summarized as follows:

1. RESULTS

  Net Income increased 178.3% or Ch$365,741 million amounting Ch$570,883 million.

  Operating Revenues increased 35.3% or Ch$1,734,666 million amounting Ch$6,650,287 million.

  Operating Income increased 44.6% or Ch$610,040 million amounting Ch$1,978,797 million, basically related to the good performance in both lines of business, as follows:

    Generation & Transmission            47.6%
    Distribution                                    42.8%
  A better Non Operating Income of Ch$ 343.915 mainly explained by the application of Technical Bulletin N°64 related to the variations of foreign exchange rates, specially in Brazil and Colombia

  Cash flows generated by our core activities increased 84.9% or Ch$882,749 million, reaching Ch$1,922,128 million.

  Consolidated leverage reached 0.95 times decreasing 7.8%.

  Interest coverage improved 28.1% up to 5.47 times in line with solid electric utilities.

  Profitability on equity, operations and assets improved during the period.

2. DISTRIBUTION BUSINESS

  Operating Revenues confirmed its sustained stability growing 35.4%; equivalent to Ch$1,089,834 million.

  Higher revenues were also explained by 443,000 new clients over the last 12 months, broken down as follows:

    Brazil                  4.7% or 240 thousand new clients
    Colombia            3.4% or 76 thousand new clients
    Chile                   3.4% or 51 thousand new clients
    Peru                    4.3% or 42 thousand new clients
    Argentina           1.5% or 34 thousand new clients

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PRESS RELEASE Year Ended 2008

This is equivalent to add a new mid size distribution company every year.

  Consolidated physical sales increased by 1.9%, where the largest growth corresponded to Peru, with a 7.7% increase.

  An important improvement in the distribution business was the reduction in energy losses, which dropped from 11.2% to 10.8%.

3. GENERATION AND TRANSMISSION BUSINESS

  Operating Revenues increased 32.8%, equivalent to Ch$ Ch$708,580 million.

  The higher operating income is mainly explained by the performance of the operations in Colombia, Peru and Chile.

  Consolidated physical sales increased by 0.4%, amounting 62,828 GWh.

4. FINANCIALS

  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as follows:

    Cash and Cash Equivalents, amounts to US$ 2,045 million, an increase of 107.3%, equivalent to US$1,059 million.
    Open Credit Lines for US$ 372 million available between Enersis and its subsidiary Endesa Chile in the Chilean market and also other US$ 800 million in the international financial market.

Furthermore, on December 2008, Endesa Chile carried out a successful bond issuance in the local market equivalent to US$ 340 million. This operation reinforces the solid financial position of our subsidiary.

  Debt maturities can be seen in the following chart:

US$	Less than	Between 1	Between 2	Between 3	Between 5	More than
million	1 year *	& 2 years	& 3 years	& 5 years	& 10 years	10 years	Total

Bonds	960	236	325	814	1,399	984	4,717

Banks	881	527	536	494	261	3	2,702

Total	1,842	762	861	1,307	1,660	987	7,419

* Includes accrued interest of financial debt only

  Coverage and protection

Enersis continued applying a rigorous control over its liquidity along all its subsidiaries. In that respect, in addition to strict internal rules to protect our balance sheet, cash flows and liquidity, we currently have:

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  Cross Currency Swaps for a total amount of US$ 649 million to match, as much as possible, the currency in which cash flows are originated and its associated debt.
  Interest Rate Swaps for US$ 190 million, in order to provide protection against huge variations in this variable.
  Collars, for a whole value of US$ 150 million, intended to provide additional protection.
  Forwards, for US$ 8 million, to protect against foreign exchange rates variations.

The prior financial tools are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection. These instruments, however, do not replace the most important reason behind our liquidity: the very stable nature of our business, where electricity has no perfect substitutes.

5. MARKET SUMMARY

  Stock Markets experienced a negative performance during 2008. However, the local market showed a more stable behavior as compared with developed countries and other countries in the region and Enersis’ shares remained positive.

  In addition, during 2008 both Enersis and Endesa Chile continued to be among the most traded companies at the Santiago Stock Exchange.

NEMO	MM Us$ Traded
1 SQM	3,413
2 ENERSIS	2,563
3 ENDESA	1,958
4 CENCOSUD	1,682
5 CAP	1,481
6 LAN	1,463
7 COPEC	1,430
8 D&S	1,034
9 LA POLAR	961
10 ENTEL	862

Source: Santiago Stock Exchange

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6. RISK RATING CLASSIFICATION INFORMATION

The year 2008 was especially demanding for the Risk Classification Agencies. They faced a very complex scenario in the global markets, characterized by increasing uncertainty resulting from meltdown of the international stock markets and tighter credit conditions that companies had to deal with.

The liquidity, maturities, renewal or refinancing strategy and availability of credit lines, were the most analyzed topics.

Under this more complex environment of clear economic slowdown and increasing number of companies with financial issues, credit classification agencies decreased “upgrades”.

•  International classification:

Enersis	S&P	Moody’s	Fitch

Corporate	BBB, Stable	Baa3, Stable	BBB, Stable

•  Local classification:

Enersis	Feller Rate	Fitch

Shares	1st Class Level 1	1st Class Level 1

Bonds	AA-, Stable	AA-, Stable

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GENERAL INFORMATION

(Santiago, Chile, January 28, 2009) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the year ended on December 31, 2008. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form (FECU) required by Chilean authorities. Variations refer to the period between December 31, 2007 and December 31, 2008. Figures for 2007 have been adjusted by the accounting convention for CPI variation between both periods, accounting to 8.9% .

Any figures in US$ are merely offered as a convenience translation, using the exchange rate of Ch$636.45 = US$1 for December 31, 2008. The Chilean Peso depreciated by 28.1% against the US$ between December 31, 2007 and the comparable date in 2008.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most variations, and comments on main items in the Income and Cash Flow Statements compared to the information as of December 2007.

*	Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Túnel El Melón) and foreign subsidiaries (Costanera, El Chocón, Edegel and Emgesa).

**	Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Year Ended 2008

SIMPLIFIED ORGANIZATIONAL STRUCTURE

ENERSIS

Direct and indirect economic interest

ARGENTINA

	Business	Ownership
Costanera	Gx	41.8%
El Chocón	Gx	39.2%
Edesur	Dx	65.4%
CTM	Tx	53.6%
TESA	Tx	53.6%
CEMSA	Tx	27.0%

BRAZIL

	Business	Ownership
Endesa Brasil	Gx, Dx, Tx	53.6%
Cachoeira Dourada	Gx	53.4%
Fortaleza	Gx	53.6%
Ampla	Dx	69.9%
Coelce	Dx	34.9%
CIEN	Tx	53.6%

CHILE

	Business	Ownership
Endesa Chile	Gx	60.0%
Endesa ECO	Gx	60.0%
Celta	Gx	60.0%
Pangue	Gx	57.0%
Pehuenche	Gx	55.6%
San Isidro	Gx	60.0%
Palmucho	Gx	60.0%
GasAtacama	Gx	30.0%
Hidroaysén	Gx	30.6%
Canela	Gx	45.0%
Ojos de Agua	Gx	60.0%
Taltal	Gx	60.0%
Chilectra	Dx	99.1%
GNL Quintero	Ox	12.0%
GNL Chile	Ox	20.0%
Electrogas	Ox	25.5%

COLOMBIA

	Business	Ownership
Emgesa (*)	Gx	16.1%
Codensa	Dx	21.7%

PERU

	Business	Ownership
Edegel	Gx	19.8%
Edelnor	Dx	33.5%

Gx: Generation
Dx: Distribution
Tx: Transmission /Trading
Ox: Gas Pipelines, others

(*) Emgesa and Betania were merged under the name of Emgesa since financial statements as of September, 2007

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PRESS RELEASE Year Ended 2008

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The chart below presents the performance of Enersis’ ADR (ENI) stock price listing in NYSE (“ENI”) compared to the Dow Jones Industrials and the Dow Jones Utilities Indexes over the last 12 months:

Bolsa de Comercio de Santiago (BCS)

The chart below presents the performance of the Enersis’ Chilean stock price over the last 12 months compared to the selective Chilean selective Stock Index (IPSA):

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Daily Average Transactions Volume
Bolsa de Comercio de Santiago

Madrid Stock Exchange (Latibex)

The chart below illustrates Enersis’ share price (XENI) at the Madrid Stock Exchange (Latibex) over the last 12 months compared to the Local Stock Index:

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PRESS RELEASE Year Ended 2008

DEBT MARKET

The following chart presents the pricing of our Yankee Bonds over the last twelve months compared to the Ishares Iboxx Investment grade corporate bond Fund Index:

(*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Source: Bloomberg

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RISK RATING CLASSIFICATION

Fitch: BBB / Stable
Rationale (July 2, 2008); “Fitch Ratings has affirmed both the Foreign Currency Issuer Default Rating (FC IDR) and the Local Currency IDR (LC IDR) for Enersis S.A. (Enersis) at 'BBB', which affects its foreign unsecured debt issuances. In addition Enersis’ national scale rating was affirmed at ‘AA-(chl)’, which affects approximately US$84 million of local bond issuances (UF denominated). All ratings have a Stable Outlook. The ratings reflect the expected growth in energy demand all throughout Latin America. The ratings are tempered by the company’s dependence on dividend payments from its subsidiaries to repay its own debt, and its exposure to less creditworthy international markets, such as Argentina and Colombia, which adds some volatility to the earnings profile.”

Standard & Poor’s: BBB / Stable
Rationale (December 30, 2008); “The 'BBB' ratings on Chile-based electricity provider Enersis S.A. reflects its satisfactory business risk profile resulting from the strong creditworthiness of its Chilean investments, its solid competitive position in the countries where it operates (Argentina, Brazil, Chile, Colombia, and Perú), and the favorable economic conditions and growing demand for power in the region. These factors are partly offset by the higher risk of its non-Chilean investments and the exposure of its 60%-owned subsidiary, Empresa Nacional de Electricidad S.A. (Endesa Chile; BBB/Stable/--) to droughts. In addition, the ratings reflect Enersis' intermediate financial risk profile resulting from its moderate leverage, adequate debt service coverage, manageable interest rate and foreign exchange risks, and adequate liquidity and financial flexibility.”

Moody’s: Baa3 / Stable
Rationale (December 19, 2008); “Enersis' Baa3 senior unsecured rating reflects the benefits of the group's activities in both the generation and distribution businesses, which offsets to some degree overall business risk. The rating also considers Enersis' significant exposure to the Chilean electricity market, where it benefits from stable macroeconomic conditions (A2 Foreign Currency, A1 Local Currency rating) as well as a transparent and favorable regulatory framework for its distribution and generation activities. The rating also incorporates the geographic and operational diversification of its subsidiaries' operations in four other Latin American countries, where (as in Chile) growing demand is expected amid tighter supply and improving macroeconomic and regulatory conditions.”

Feller Rate: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 7, 2008); “Ratings assigned to solvency, bonds and shares of Enersis reflect the good business’ structure of the company, which combined participations in generation and distribution with an important presence in several countries in Latin America, maintaining a higher proportion of its cash flow generation capacity in Chile. Likewise, the rating considers its current financial profile with debt coverage indicators and leverage at a consolidated level which have been strengthened over time.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 2, 2008); “Fitch Ratings has affirmed Enersis’ national scale rating at ‘AA-(chl)’, which affects approximately US$84 million of local bond issuances (UF denominated). All ratings have a Stable Outlook. In addition, Fitch affirmed Enersis’ equity rating at ‘Level 1’. The ratings are tempered by the company’s dependence on dividend payments from its subsidiaries to repay its own debt, and its exposure to less creditworthy international markets, such as Argentina and Colombia, which adds some volatility to the earnings profile.”

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CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	12M 07	12M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	2,160,532	2,869,112	708,580	32.8%
Revenues from Distribution	3,075,284	4,165,118	1,089,834	35.4%
Revenues from Engineering and Real Estate	59,617	52,995	(6,622)	(11.1%)
Revenues from Other Businesses	220,863	277,500	56,637	25.6%
Consolidation Adjustments	(600,675)	(714,438)	(113,763)	(18.9%)

Operating Revenues	4,915,621	6,650,287	1,734,666	35.3%

Costs from Generation	(1,365,806)	(1,709,035)	(343,229)	(25.1%)
Costs from Distribution	(2,234,457)	(3,013,311)	(778,854)	(34.9%)
Costs from Engineering and Real Estate	(45,479)	(40,662)	4,817	10.6%
Costs from Other Businesses	(176,550)	(226,203)	(49,653)	(28.1%)
Consolidation Adjustments	566,456	683,307	116,851	20.6%

Operating Costs	(3,255,836)	(4,305,904)	(1,050,068)	(32.3%)

Gross Profit	1,659,785	2,344,383	684,598	41.3%

SG&A from Generation	(49,143)	(59,350)	(10,207)	(20.8%)
SG&A from Distribution	(226,617)	(274,690)	(48,073)	(21.2%)
SG&A from Engineering and Real Estate	(4,932)	(4,862)	70	1.4%
SG&A from Other Businesses	(49,629)	(62,542)	(12,913)	(26.0%)
Consolidation Adjustments	39,293	35,858	(3,435)	(8.7%)

Selling and Administrative Expenses	(291,028)	(365,586)	(74,558)	(25.6%)

Operating Income	1,368,757	1,978,797	610,040	44.6%

Interest Income	125,323	176,357	51,034	40.7%
Interest Expense	(443,534)	(495,696)	(52,162)	(11.8%)
Net Interest (Expense)	(318,211)	(319,339)	1,128	(0.4%)
Equity Gains from Related Companies	2,975	3,600	625	21.0%
Equity Losses from Related Companies	(62,610)	(5,971)	56,639	90.5%
Net Income from Related Companies	(59,635)	(2,371)	57,264	96.0%
Other Non Operating Income	217,068	430,957	213,889	98.5%
Other Non Operating Expenses	(379,752)	(302,056)	77,696	20.5%
Net other Non Operating Income (Expense)	(162,684)	128,901	291,585	n/a
Price Level Restatement	(11,765)	(24,103)	(12,338)	(104.9%)
Foreign Exchange Effect	7,390	16,279	8,889	120.3%
Net of Monetary Exposure	(4,375)	(7,823)	(3,448)	(78.8%)
Positive Goodwill Amortization	(65,138)	(65,495)	(357)	(0.6%)

Non Operating Income	(610,043)	(266,128)	343,915	56.4%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	758,714	1,712,669	953,955	125.7%

Extraordinary Items	-	-	-	-
Income Tax	(275,677)	(450,974)	(175,297)	(63.6%)
Minority Interest	(282,710)	(697,031)	(414,321)	(146.6%)
Negative Goodwill Amortization	4,815	6,219	1,404	29.2%

NET INCOME	205,142	570,883	365,741	178.3%

EBITDA (*)	1,832,047	2,544,925	712,878	38.9%

(*) EBITDA: Operating Income+Depreciation+Amortization

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UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	12M 07	12M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	3,394,661	4,507,993	1,113,332	32.8%
Revenues from Distribution	4,831,933	6,544,297	1,712,364	35.4%
Revenues from Engineering and Real Estate	93,671	83,266	(10,405)	(11.1%)
Revenues from Other Businesses	347,023	436,013	88,990	25.6%
Consolidation Adjustments	(943,790)	(1,122,537)	(178,747)	(18.9%)

Operating Revenues	7,723,498	10,449,032	2,725,534	35.3%

Costs from Generation	(2,145,976)	(2,685,261)	(539,285)	(25.1%)
Costs from Distribution	(3,510,814)	(4,734,561)	(1,223,747)	(34.9%)
Costs from Engineering and Real Estate	(71,458)	(63,888)	7,570	10.6%
Costs from Other Businesses	(277,398)	(355,413)	(78,015)	(28.1%)
Consolidation Adjustments	890,025	1,073,622	183,597	20.6%

Operating Costs	(5,115,620)	(6,765,503)	(1,649,883)	(32.3%)

Gross Profit	2,607,878	3,683,529	1,075,651	41.3%

SG&A from Generation	(77,214)	(93,251)	(16,037)	(20.8%)
SG&A from Distribution	(356,064)	(431,598)	(75,534)	(21.2%)
SG&A from Engineering and Real Estate	(7,749)	(7,640)	109	1.4%
SG&A from Other Businesses	(77,978)	(98,267)	(20,289)	(26.0%)
Consolidation Adjustments	61,738	56,341	(5,397)	(8.7%)

Selling and Administrative Expenses	(457,268)	(574,415)	(117,147)	(25.6%)

Operating Income	2,150,610	3,109,114	958,504	44.6%

Interest Income	196,910	277,095	80,185	40.7%
Interest Expense	(696,888)	(778,845)	(81,957)	(11.8%)
Net Interest (Expense)	(499,978)	(501,750)	(1,772)	(0.4%)
Equity Gains from Related Companies	4,675	5,657	982	21.0%
Equity Losses from Related Companies	(98,374)	(9,382)	88,992	90.5%
Net Income from Related Companies	(93,699)	(3,725)	89,974	96.0%
Other Non Operating Income	341,060	677,126	336,066	98.5%
Other Non Operating Expenses	(596,672)	(474,595)	122,077	20.5%
Net other Non Operating Income (Expense)	(255,612)	202,530	458,142	n/a
Price Level Restatement	(18,485)	(37,870)	(19,385)	(104.9%)
Foreign Exchange Effect	11,612	25,578	13,966	120.3%
Net of Monetary Exposure	(6,873)	(12,292)	(5,419)	(78.8%)
Positive Goodwill Amortization	(102,345)	(102,906)	(561)	(0.6%)

Non Operating Income	(958,508)	(418,143)	540,365	56.4%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	1,192,102	2,690,971	1,498,869	125.7%

Extraordinary Items	-	-	-	-
Income Tax	(433,147)	(708,577)	(275,430)	(63.6%)
Minority Interest	(444,199)	(1,095,186)	(650,987)	(146.6%)
Negative Goodwill Amortization	7,566	9,772	2,206	29.2%

NET INCOME	322,322	896,980	574,658	178.3%

EBITDA (*)	2,878,540	3,998,625	1,120,085	38.9%

(*) EBITDA: Operating Income+Depreciation+Amortization

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CONSOLIDATED INCOME STATEMENT ANALYSIS
(Figures in Ch$, Source: FECU)

NET INCOME

As of December 2008, Enersis’ Net Income totaled Ch$570,883 million, representing a significant 178.3% increase over the previous year’s figure, which was Ch$205,142 million.

OPERATING INCOME

Operating Income ending December 2008 increased by Ch$610,040 million, up from Ch$1,368,757 million on December 2007 to Ch$1,978,797 million for this period, revealing a 44.6% increase. This is due to the good results recorded in the distribution and generation businesses.

Generation and Transmission Businesses showed a Ch$355,144 million increase in their operating income, equal to 47.6%, totaling Ch$1,100,727 million. Physical generation sales increased slightly by 0.4% amounting to 62,827.5 GWh in December 2008 (62,573.5 GWh in December 2007).

The Distribution business recorded a Ch$262,907-million increase in its operating income, which is equal to a 42.8% hike amounting to Ch$877,117 million. Physical sales in 2008 totaled 62,806 GWh, up 1,196 GWh or 1.9% from the last year. Furthermore, a total of 443,000 new customers signed on representing a 3.7% increase over last year for a total customer base greater than 12.4 million.

Table 4

	12M 07				12M 08

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	1,880,663	(1,218,649)	(40,381)	621,633	2,491,589	(1,549,013)	(49,215)	893,361
Cachoeira (*)	125,589	(67,474)	(2,777)	55,338	181,685	(65,202)	(3,094)	113,389
Fortaleza (**)	112,618	(62,491)	(1,749)	48,378	138,504	(96,219)	(2,591)	39,694
Cien (**)	95,019	(65,012)	(4,763)	25,244	93,228	(27,584)	(5,239)	60,405
Chilectra	874,624	(686,694)	(53,512)	134,418	1,081,028	(856,618)	(53,346)	171,064
Edesur	319,484	(242,900)	(44,808)	31,776	416,413	(311,126)	(68,055)	37,232
Distrilima (Edelnor)	233,623	(165,649)	(21,711)	46,263	313,236	(216,553)	(27,428)	69,255
Ampla	600,468	(414,480)	(38,389)	147,599	863,638	(606,270)	(46,816)	210,552
Investluz (Coelce)	478,926	(343,283)	(51,057)	84,586	662,957	(477,035)	(46,016)	139,906
Codensa	568,160	(381,452)	(17,020)	169,688	827,845	(545,709)	(32,857)	249,279
CAM Ltda.	150,907	(124,917)	(12,804)	13,186	193,259	(166,228)	(16,964)	10,067
Inmobiliaria Manso de Velasco Ltda.	25,966	(17,637)	(3,475)	4,854	13,377	(9,203)	(3,193)	981
Synapsis Soluciones y Servicios IT Ltda.	64,499	(49,998)	(9,464)	5,037	78,794	(58,261)	(9,718)	10,815
Enersis Holding and other investment vehicles	5,457	(1,636)	(27,158)	(23,337)	5,447	(1,714)	(35,664)	(31,931)
Consolidation Adjustments	(620,382)	586,436	38,040	4,094	(710,713)	680,831	34,610	4,728

Total Consolidation	4,915,621	(3,255,836)	(291,028)	1,368,757	6,650,287	(4,305,904)	(365,586)	1,978,797

Table 4.1

	12M 07				12M 08

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	2,954,926	(1,914,760)	(63,447)	976,719	3,914,822	(2,433,833)	(77,328)	1,403,662
Cachoeira (*)	197,328	(106,016)	(4,363)	86,949	285,466	(102,447)	(4,862)	178,158
Fortaleza (**)	176,947	(98,186)	(2,749)	76,012	217,619	(151,180)	(4,071)	62,368
Cien (**)	149,296	(102,149)	(7,484)	39,663	146,481	(43,340)	(8,232)	94,909
Chilectra	1,374,222	(1,078,944)	(84,080)	211,199	1,698,528	(1,345,931)	(83,819)	268,778
Edesur	501,978	(381,648)	(70,403)	49,927	654,274	(488,847)	(106,928)	58,499
Distrilima (Edelnor)	367,072	(260,270)	(34,113)	72,689	492,161	(340,252)	(43,095)	108,815
Ampla	943,465	(651,237)	(60,317)	231,911	1,356,961	(952,581)	(73,558)	330,823
Investluz (Coelce)	752,496	(539,372)	(80,222)	132,902	1,041,648	(749,525)	(72,301)	219,823
Codensa	892,701	(599,343)	(26,741)	266,617	1,300,724	(857,426)	(51,625)	391,672
CAM Ltda.	237,107	(196,271)	(20,117)	20,719	303,651	(261,180)	(26,654)	15,816
Inmobiliaria Manso de Velasco Ltda.	40,798	(27,713)	(5,460)	7,626	21,019	(14,459)	(5,018)	1,542
Synapsis Soluciones y Servicios IT Ltda.	101,343	(78,558)	(14,871)	7,914	123,803	(91,541)	(15,268)	16,994
Enersis Holding and other investment vehicles	8,573	(2,570)	(42,672)	(36,668)	8,559	(2,693)	(56,035)	(50,170)
Consolidation Adjustments	(974,754)	921,418	59,770	6,433	(1,116,683)	1,069,732	54,380	7,430

Total Consolidation	7,723,499	(5,115,619)	(457,268)	2,150,613	10,449,035	(6,765,502)	(574,412)	3,109,120

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil. (**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg. 15

PRESS RELEASE Year Ended 2008

NON OPERATING INCOME

As of 31 December 2008, the company had recorded a loss in non-operating income amounting to Ch$266,128 million, which represents an improvement of Ch$343,915 million over losses recorded during the same period in 2007, which totaled Ch$610,043 million. The latter is primarily due to the following:

Other non-operating income and expenses, recorded an improvement of Ch$291,585 million, up from a loss of Ch$162,684 million in December 2007 to an income of Ch$128,901 million in the current period. The main reasons for this change are as follows:

  Greater net income of Ch$362,109 million resulting from an adjustment for converting to Chilean standards after having enforced Technical Bulletin No. 64 primarily in the Brazilian and Colombian subsidiaries (Ch$135,968 million, net of minority interest).
  A Ch$40,575 million reversal in sub-transmission provision.
  Fewer expenses related to a Heritage Tax in Colombia of Ch$9,974 million.

The above was partially offset by:

  Less net income due to reversals in provisions, recorded in 2007, contingencies, litigation, and other items for a total of Ch$43,562 million, primarily CIEN and Ampla.
  Ch$30,279 million less in net income due to tariff adjustments in previous fiscal years in Edesur, which was recognized during first quarter 2007.
  More expenses due to taxes in Chile and Peru resulting from the liquidation of holdings for Ch$23,131 million.
  Ch$8,869 million less in revenues at CIEN due to the liquidation of the Cemsa contract, recognized in 2007.
  Increase in liquidation expenses of energy and capacity for Ch$6.190 million.

Interest expense net of interest income underwent a 0.4% increase equal to Ch$1,128 million, resulting from a net expense of Ch$318,211 million as of December 2007 to a net expense of Ch$319,339 million for the current period. This is primarily due to a greater interest expense in Codensa of Ch$19,009 million, due to more mean debt, and in Ampla of Ch$17,408 million, in Coelce of Ch$8,817 million, Cien of Ch$8,096 million due to the increase in the average Selic rate during the period. The latter is partially offset by a lower interest expense in Edesur of Ch$5,372 million as a result of lower fine updates, and in Enersis of Ch$ 3,505 million due to less debt; as well as being offset by greater interest income in Ampla for Ch$10,459 millions, in Coelce for Ch$9,357 million, in Endesa Brasil for Ch$5,655 million, in CGTF for Ch$4,271 million, in Enersis for Ch$4,506 million, triggered by an increase in financial investments during the period, and interest income in Edesur increased by Ch$7,848 million due to deferred collection of the price adjustment.

Equity in income of related companies, net, recorded a lower net expense of Ch$57,264 million after having gone from a net loss of Ch$59,635 million at December 2007 to a net loss of Ch$2,371 million in the current period. This increased benefit was partially the result of having recognized Ch$58,286 million less in losses from Inversiones Gas Atacama Holding during the period, which includes a negative provision over investment of Ch$53,241 million during 2007. The later was partially offset by a greater loss of Ch$835 million recorded by Centrales Hidroeléctricas de Aysén S.A. and Ch$505 million by GNL Chile.

Goodwill amortization did not undergo any significant changes and amounted to Ch$65,495 million as of 31 December 2008, with an increase of Ch$357 million.

Pg. 16

PRESS RELEASE Year Ended 2008

Price-level restatement underwent a negative change of Ch$12,338 million, primarily due to the impact of higher inflation during the 2008 period which reached 8.9% versus 7.4% in 2007. This change has affected both non-monetary and monetary assets and liabilities, mainly UF-denominated bonds, in addition to updated income accounts.

Foreign currency translation as of 31 December 2008 revealed a positive change of Ch$8,889 million, moving from a net income of Ch$7,390 million in 2007 to Ch$16,279 in 2008. This is primarily the result of an active position of mismatch in dollars held by the company during both periods, the derivatives-based hedge policy, and changes in the Chilean peso-dollar parity. Consequently, during the previous period the exchange rate fell $35.5 pesos from $532.39 to $496.89 while it actually increased $139.56 this period from $496.89 to $636.45.

Income Taxes and Deferred Taxes in 2008 recorded an expense of Ch$450,974 million, which represents an increase of Ch$175,297 million when compared to the Ch$275,677-million tax expense recorded as of 31 December 2007.

The Income Tax Expense increased Ch$128,047 million, which is primarily due the increases at our subsidiaries: Emgesa Ch$42,187 million, Codensa Ch$24,493 million, Ampla Ch$20,338 million, Endesa Chile Ch$15,264 million, Pehuenche Ch$13,955 million, Pangue Ch$6,498 million, Chilectra Ch$6,027 million, Edelnor Ch$3,936 million and Edesur Ch$3,729. This was partially offset by lower income tax provisions at our subsidiaries CIEN (Ch$6,718 million), El Chocón (Ch$6,140 million) and Enersis (Ch$2,984 million).

With respect to Deferred Taxes, which do not represent cash flows, they recorded greater expenses of Ch$47,250 million primarily due to the impact recorded in Enersis (Ch$27,797 million), Chilectra (Ch$24,857 million), Coelce (Ch$13,238 million), Cien (Ch$11,647 million), San Isidro (Ch$5,990 million) and Edelnor (Ch$3,722 million), which was partially offset by a decrease in Edegel (Ch$9,371 million), Ampla Investimento (Ch$9,236 million), Codensa (Ch$5,883 million) and Edesur (Ch$5,590 million).

Negative Goodwill Amortization amounted to Ch$6,219 million as of 31 December 2008, which does not represent any significant change from the same period last year for which this figure totaled Ch$4,815 million.

Minority Interest increased by Ch$414,321 million for a total of Ch$697,031 million. This was triggered by a significant increase in the results of some of our subsidiaries that now have a high percentage of minority interest, to wit: Endesa Chile underwent an increase of Ch$93,255 million, Emgesa of Ch$84,998 million, Codensa of Ch$75,331 million, Endesa Brasil of Ch$48,021 million, Coelce of Ch$49,593 million, Edegel of Ch$17,761 million and Ampla of Ch$13,502 million; this was partially offset by a decrease in Edesur of Ch$ 3,064 million and in El Chocón of Ch$3,806 million. (See Note 21.b of the FECU for more information).

Pg. 17

PRESS RELEASE Year Ended 2008

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	12M 07	12M 08	Var 07-08	Chg %

Liquidity	Times	1.31	1.19	(0.12)	(9.2%)
Acid ratio test *	Times	1.22	1.12	(0.10)	(8.2%)
Working capital	million Ch$	577,624	470,767	(106,857)	(18.5%)
Working capital	th. US$	907,571	739,678	(167,893)	(18.5%)
Leverage **	Times	1.03	0.95	(0.08)	(7.8%)
Short-term debt	%	0.30	0.36	0.06	20.0%
Long-term debt	%	0.70	0.64	(0.06)	(8.6%)
Interest Coverage***	Times	4.27	5.47	1.20	28.1%
EBITDA****	th. US$	2,878,540	3,998,625	1,120,085	38.9%
O.I./O.R.	%	27.85	29.76	1.91	6.9%
ROE	%	6.49%	15.44%	8.95%	137.9%
ROA	%	1.65%	3.96%	2.31%	140.0%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

The liquidity index as of December 2008 amounted to 1.19 times, revealing a 0.12 -fold decrease, and equal to 9.2%, compared to the same period in 2007. Despite this decrease in the index, the index reflects that the company enjoys a sound position in terms of liquidity, and that it continues to hold bank debt and finance its investments with cash surplus, while having an appropriate schedule of debt maturity.

The Leverage ratio is 0.95 times as of December 2008, having decreased 7.8% over its 2007 level.

Interest expense coverage increased 1.2 times or the equivalent of 28.1%, having jumped from 4.27 times in December 2007 to 5.47 times in the current period. This is due to the significantly better results obtained by the Enersis Group during this period.

The Operating Income over Operating Revenues profitability increased 6.9%, reaching 29.8% .

The annual ROE is 15.44% with a 137.9% increase over 2007, when it totaled 6.49% . This is due to the improved results recorded for this year, partly offset by an increase in shareholders’ equity.

Annual ROA jumped from 1.65% in December 2007 to 3.96% in December 2008, which is also a reflection of the better results recorded for this year, partly offset by a 15.6% increase in assets, primarily dollar-denominated assets.

Pg. 18

PRESS RELEASE Year Ended 2008

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	12M 07	12M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	89,276	133,550	44,274	49.6%
Time deposits	440,592	624,749	184,158	41.8%
Marketable securities	12,847	105,047	92,200	-
Accounts receivable, net	1,075,261	1,138,163	62,902	5.8%
Notes receivable, net	12,893	7,749	(5,144)	(39.9%)
Other accounts receivable, net	108,650	95,068	(13,582)	(12.5%)
Amounts due from related companies	165,946	30,882	(135,064)	(81.4%)
Inventories	114,824	104,198	(10,626)	(9.3%)
Income taxes recoverable	157,591	134,057	(23,534)	(14.9%)
Prepaid expenses	54,838	58,745	3,906	7.1%
Deferred income taxes	74,498	55,606	(18,891)	(25.4%)
Other current assets	154,673	506,737	352,064	-

Total currrent assets	2,461,889	2,994,552	532,663	21.6%

PROPERTY, PLANT AND EQUIPMENT
Land	150,431	169,159	18,728	12.4%
Buildings and infraestructure and works in progress	12,374,354	14,160,784	1,786,430	14.4%
Machinery and equipment	2,161,441	2,692,490	531,049	24.6%
Other plant and equipment	580,887	853,202	272,315	46.9%
Technical appraisal	36,692	36,562	(130)	(0.4%)
Sub - Total	15,303,806	17,912,197	2,608,392	17.0%
Accumulated depreciation	(6,583,806)	(7,831,987)	(1,248,181)	(19.0%)

Total property, plant and equipment	8,720,000	10,080,210	1,360,210	15.6%

OTHER ASSETS
Investments in related companies	64,464	118,707	54,243	84.1%
Investments in other companies	25,022	29,680	4,658	18.6%
Positive goodwill, net	698,243	635,694	(62,549)	(9.0%)
Negative goodwill, net	(40,722)	(41,530)	(808)	(2.0%)
Long-term receivables	212,941	201,125	(11,816)	(5.5%)
Amounts due from related companies	682	112,822	112,140	-
Deferred income taxes	-	-	-	-
Intangibles	103,810	132,029	28,219	27.2%
Accumulated amortization	(65,244)	(87,690)	(22,446)	(34.4%)
Others assets	274,643	224,031	(50,612)	(18.4%)

Total other assets	1,273,839	1,324,866	51,027	4.0%

TOTAL ASSETS	12,455,728	14,399,628	1,943,900	15.6%

Pg. 19

PRESS RELEASE Year Ended 2008

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	12M 07	12M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	140,272	209,836	69,564	49.6%
Time deposits	692,265	981,616	289,351	41.8%
Marketable securities	20,186	165,052	144,866	-
Accounts receivable, net	1,689,466	1,788,299	98,833	5.8%
Notes receivable, net	20,257	12,175	(8,082)	(39.9%)
Other accounts receivable, net	170,712	149,372	(21,340)	(12.5%)
Amounts due from related companies	260,737	48,523	(212,214)	(81.4%)
Inventories	180,413	163,717	(16,696)	(9.3%)
Income taxes recoverable	247,610	210,633	(36,977)	(14.9%)
Prepaid expenses	86,163	92,301	6,138	7.1%
Deferred income taxes	117,052	87,369	(29,683)	(25.4%)
Other current assets	243,025	796,193	553,168	-

Total currrent assets	3,868,157	4,705,085	836,928	21.6%

PROPERTY, PLANT AND EQUIPMENT
Land	236,359	265,785	29,426	12.4%
Buildings and infraestructure and works in progress	19,442,775	22,249,640	2,806,865	14.4%
Machinery and equipment	3,396,090	4,230,482	834,392	24.6%
Other plant and equipment	912,699	1,340,564	427,865	46.9%
Technical appraisal	57,652	57,447	(205)	(0.4%)
Sub - Total	24,045,574	28,143,919	4,098,345	17.0%
Accumulated depreciation	(10,344,576)	(12,305,737)	(1,961,161)	(19.0%)

Total property, plant and equipment	13,700,998	15,838,181	2,137,183	15.6%

OTHER ASSETS
Investments in related companies	101,287	186,514	85,227	84.1%
Investments in other companies	39,315	46,633	7,318	18.6%
Positive goodwill, net	1,097,090	998,812	(98,278)	(9.0%)
Negative goodwill, net	(63,983)	(65,253)	(1,270)	(2.0%)
Long-term receivables	334,576	316,010	(18,566)	(5.5%)
Amounts due from related companies	1,072	177,268	176,196	-
Deferred income taxes	-	-	-	-
Intangibles	163,108	207,445	44,337	27.2%
Accumulated amortization	(102,512)	(137,780)	(35,268)	(34.4%)
Others assets	431,523	352,000	(79,523)	(18.4%)

Total other assets	2,001,475	2,081,649	80,174	4.0%

TOTAL ASSETS	19,570,630	22,624,916	3,054,286	15.6%

Pg. 20

PRESS RELEASE Year Ended 2008

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	12M 07	12M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	184,798	279,226	94,428	51.1%
Current portion of long-term debt due to banks and financial institutions	140,820	281,711	140,891	100.1%
Current portion of bonds payable	398,612	611,262	212,650	53.3%
Current portion of long-term notes payable	26,336	35,571	9,235	35.1%
Dividends payable	35,813	5,832	(29,981)	(83.7%)
Accounts payable	560,569	625,017	64,448	11.5%
Short-term notes payable	17,382	16,448	(934)	(5.4%)
Miscellaneous payables	115,544	144,862	29,318	25.4%
Accounts payable to related companies	34,686	43,097	8,411	24.3%
Accrued expenses	81,748	100,217	18,469	22.6%
Withholdings	115,470	131,804	16,334	14.1%
Income taxes payable	19,976	90,993	71,017	-
Anticipated income	8,526	10,274	1,748	20.5%
Reinbursable financial contribution	1,459	1,367	(92)	(6.3%)
Other current liabilities	142,526	146,104	3,578	2.5%

Total current liabilities	1,884,265	2,523,785	639,520	33.9%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,115,924	1,158,699	42,775	3.8%
Bonds payable	2,338,000	2,391,114	53,113	2.3%
Long -term notes payable	133,912	132,784	(1,127)	(0.8%)
Accounts payables	156,760	153,875	(2,886)	(1.8%)
Amounts payable to related companies	8,888	8,978	90	1.0%
Accrued expenses	368,396	361,454	(6,943)	(1.9%)
Deferred income taxes	24,438	125,201	100,763	100.0%
Reinbursable financial contribution	4,164	4,186	22	0.5%
Other long-term liabilities	273,601	165,195	(108,406)	(39.6%)

Total long-term liabilities	4,424,084	4,501,484	77,400	1.7%

Minority interest	2,985,784	3,677,146	691,362	23.2%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,824,883	2,824,883	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	201,314	201,314	-	0.0%
Other reserves	(474,250)	(339,568)	134,682	(28.4%)
Total capital and reserves	2,551,947	2,686,628	134,682	5.3%
Retained earnings	423,602	490,313	66,711	15.7%
Net income for the period	205,142	570,883	365,741	178.3%
Interim dividends	(19,095)	(50,612)	(31,517)	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	609,649	1,010,584	400,936	65.8%

Total shareholder´s equity	3,161,595	3,697,213	535,618	16.9%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	12,455,728	14,399,628	1,943,900	15.6%

Pg. 21

PRESS RELEASE Year Ended 2008

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	12M 07	12M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	290,357	438,724	148,367	51.1%
Current portion of long-term debt due to banks and financial institutions	221,258	442,628	221,370	100.1%
Current portion of bonds payable	626,305	960,424	334,119	53.3%
Current portion of long-term notes payable	41,380	55,889	14,509	35.1%
Dividends payable	56,269	9,163	(47,106)	(83.7%)
Accounts payable	880,775	982,037	101,262	11.5%
Short-term notes payable	27,311	25,844	(1,467)	(5.4%)
Miscellaneous payables	181,544	227,609	46,065	25.4%
Accounts payable to related companies	54,499	67,715	13,216	24.3%
Accrued expenses	128,444	157,463	29,019	22.6%
Withholdings	181,428	207,092	25,664	14.1%
Income taxes payable	31,386	142,969	111,583	-
Anticipated income	13,397	16,143	2,746	20.5%
Reinbursable financial contribution	2,293	2,148	(145)	(6.3%)
Other current liabilities	223,939	229,561	5,622	2.5%

Total current liabilities	2,960,585	3,965,409	1,004,824	33.9%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,753,357	1,820,565	67,208	3.8%
Bonds payable	3,673,502	3,756,954	83,452	2.3%
Long -term notes payable	210,404	208,633	(1,771)	(0.8%)
Accounts payables	246,304	241,770	(4,534)	(1.8%)
Amounts payable to related companies	13,965	14,106	141	1.0%
Accrued expenses	578,830	567,922	(10,908)	(1.9%)
Deferred income taxes	38,398	196,718	158,320	100.0%
Reinbursable financial contribution	6,543	6,578	35	0.5%
Other long-term liabilities	429,886	259,556	(170,330)	(39.6%)

Total long-term liabilities	6,951,188	7,072,802	121,614	1.7%

Minority interest	4,691,310	5,777,588	1,086,278	23.2%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,438,499	4,438,499	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	316,308	316,308	-	0.0%
Other reserves	(745,149)	(533,535)	211,614	(28.4%)
Total capital and reserves	4,009,658	4,221,272	211,614	5.3%
Retained earnings	665,570	770,388	104,818	15.7%
Net income for the period	322,322	896,980	574,658	178.3%
Interim dividends	(30,003)	(79,522)	(49,519)	-
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	957,889	1,587,846	629,957	65.8%

Total shareholder´s equity	4,967,547	5,809,117	841,570	16.9%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	19,570,630	22,624,916	3,054,286	15.6%

Pg. 22

PRESS RELEASE Year Ended 2008

CONSOLIDATED BALANCE SHEET ANALYSIS

The company’s total assets as of December 2008 increased by Ch$1,943.900 million compared to the same period last year, which is mainly due to:

A Ch$532,663 million increase in current assets, equal to 21.6%, as a result of:

An increase of Ch$352,064 in other current assets primarily due to greater investments in Sales and Repurchase Agreements for Ch$353,016 million in Enersis, Endesa Chile, and Chilectra, and a Ch$25,701 increase in Coelce related to the Brazilian Government’s “Light for All” project. This is partially offset by a decrease of Ch$30,305 million in Enersis due to deposits for obligations and guarantees.

A Ch$228,432-million increase in cash available and term deposits primarily due to the following amounts having been floated by the companies: Endesa Chile Ch$111,082 million, Enersis Ch$41,369 million, Codensa Ch$23,467 million, Emgesa Ch$21,698 million, Chilectra Ch$8,535 million, and Edegel Ch$5,826 million.

A Ch$92,200-million increase in negotiable instruments that essentially corresponds to a Ch$90,008-million increase in Emgesa due to higher collections.

An increase in debtors due sales of Ch$62,902 million given an increase in Chilectra for Ch$66,174 million, Edegel for Ch$23,870 million, Edesur for Ch$20,493 million, Endesa Costanera for Ch$14,440 million and CAM for Ch$12,489, which was partially offset by a decrease in Ampla for Ch$34,569 million, Cachoeira Dourada for Ch$20,545 million, Coelce for Ch$19,801 million, and Cien for Ch$18,816 million due to greater collection of customer payments.

A Ch$135,064 million decrease in instruments receivable from related companies primarily due to the transfer to the long term of accounts receivable from Atacama Finance Co. in the amount of Ch$97,350 million and a decrease in accounts receivable from GNL Quintero in the amount of Ch$39,552 million and from GNL Chile in the amount of Ch$1,315 million.

A Ch$34,295-million decrease in recoverable taxes resulting from a decrease in Endesa Chile for Ch$33,200 million, Emgesa for Ch$12,927 million, Chilectra for Ch$9.448 million, and Edegel for Ch$2,345 million, partially offset by an increase in Endesa Brasil of Ch$8,651 million, Cien of Ch$6,337 million, and CGTF of Ch$5,167 million.

An increase of Ch$1,360,210 million in Fixed Assets, equal to 15.6%, primarily due to the addition of fixed assets last year for approximately Ch$862,000 million, partially offset by the depreciation of one-year fixed assets of approximately Ch$553,586 million and by the real exchange-rate effect on fixed assets of foreign companies as a result of the methodology of booking non-monetary assets in historical dollars in keeping with Technical Bulletin No.64 that is applied by subsidiaries located in unstable countries, which amounts to approximately Ch$1,061,000 million.

An increase of Ch$51,027 million in Other Assets, which is primarily triggered by:

An increase in accounts receivable from related companies in the amount of Ch$112,140 million, primarily due to the transfer from the short term to the long term of accounts receivable from Atacama Finance in the amount of Ch$109,602 million and in an increase in accounts receivable from Sistemas SEC in the amount of Ch$2,447 million.

An increase in investments in related companies in the amount of Ch$54,243 million, primarily due to a greater investment in GNL Quintero S.A. in the amount of Ch$22,395 million and in Central Hidroeléctrica de Aysén in the amount of Ch$17,957 million, in addition to a greater investment in Gas Atacama Holding Ltda. in the amount of Ch$11,569 million, mostly due to variations in the dollar over the period.

Pg. 23

PRESS RELEASE Year Ended 2008

A reduction in Goodwill in the amount of Ch$62,550 million, essentially due to the goodwill amortization recorded during the year in the amount of Ch$65,495 million.

A Ch$50,613-million decrease in Other Long-term Assets, primarily due to fewer losses not realized as a result of derivative contracts in Enersis in the amount of Ch$50,955 million and lower deferred assets in the amount of Ch$2,269 million in Coelce, which was partially offset by an increase in bond placements of Ch$1,805 million and an increase of Ch$1,213 million in escrow accounts.

The company’s total liabilities increased by Ch$1,943.900 million from the same period last year, which was largely due to the following:

An increase in current liabilities of Ch$639,520 million, equal to 33,9%, resulting from changes in the following areas:

An increase in short-term public debt of Ch$212,650 million mostly due to the net effect of transfers from the long term to the short term (Ch$394,599 million) and bond payments (Ch$224,134 million) in Endesa Chile of Ch$170,465 million, Emgesa of Ch$90,902 million, Codensa of Ch$14,206 million, Edegel of Ch$8,926 million, and Edelnor of Ch$9,514 million, which were partially offset by bond payments in Ampla for Ch$91,913 million.

A Ch$140,891-million increase in the short-term portion of long-term bank debt primarily due to the transfer to the short term of Ch$94,779 million of Enersis’ revolving loan and of Ch$47,381 million of Ampla’s loan with Bradesco and Unibanco.

A Ch$94,428-million increase in bank debt primarily due to a Ch$45,971 million in Coelce, Ch$34,137 in Enersis, Ch$15,435 million in Emgesa, Ch$12,432 million in Chilectra, Ch$11,756 million in Edegel, and Ch$6,740 million in El Chocón, which was compensated in part by a Ch$26,262-million decrease in Edelnor and a Ch$12,761-million decrease in Codensa.

A Ch$71,017-million increase in income tax resulting from a Ch$36,061-million increase in Emgesa, Ch$10,892-million in Codensa, Ch$10,021-million in Endesa Chile, and Ch$7,346- million increase in Chilectra.

An increase in accounts payable of Ch$64,448 million resulting from Ch$30,173 million in supplier debt in Endesa Chile, Ch$16,728 million in Edegel, Ch$15,087 million in Costanera, Ch$12,656 million in Endesa Eco, and Ch$10,239 million in Emgesa, partially offset by a decrease in San Isidro of Ch$37,822 million due to fewer fuel purchases.

Long-term liabilities increased by Ch$77,400 million, equal to a 1.7%, in large part due to the following:

A Ch$100,763-million increase in long-term deferred taxes, which primarily corresponds to reductions in deferred assets due to tax losses in Enersis, Endesa Chile, and Chilectra in the amount of Ch$84,423 million and unrecoverable funds in the amount of Ch$11,924 million.

An increase in public debt in the amount of Ch$53,113 million, primarily due to Ch$214,526 million in new debt issued by Endesa Chile, Ch$76,592 million issued by Codensa, Ch$40,227 issued by Edelnor, and Ch$18,283 issued be Edegel, and approximately Ch$175,000 million due to the effect of exchange-rate variations, which is partially offset by transfer to the short term of Ch$335,490 million in Endesa Chile, Ch$85,265 million in Emgesa, Ch$23,461 million in Edegel, and Ch$15,216 million in Edelnor.

An increase in long-term bank debt in the amount of Ch$42,775 million due to an increase in debt in Endesa Chile of Ch$294,989 million partially offset by a Ch$189,390-million reduction in Enersis for payment and transfer to the short term of its revolving loan, and a Ch$64,401-million reduction in Ampla due to transfers to the short term.

A Ch$108,384-million reduction in other long-term debt primarily due to a Ch$115,198-million decrease in Enersis of the fair value of derivatives, offset in part by an increase in Edegel and Edesur of Ch$3,181 million and Ch$2,253 million, respectively.

Pg. 24

PRESS RELEASE Year Ended 2008

Minority interest totaled Ch$3,677,146 million, revealing an increase of Ch$691,361 million, equal to 23.2%, as a result of increases in the amount of shareholders’ equity the companies had because of the year’s income, and the effect of the dollar-peso exchange rate (See Note 21 of FECU for more information).

Shareholders’ equity increased by Ch$535,617 million compared to December 2007. This change is primarily due to a Ch$365,741-million increase in the period’s income, a Ch$35,195-million increase in cumulative results, and increase in reserves of Ch$134,682 million, largely due to the exchange-rate effect of the dollar on investment hedges abroad.

Pg. 25

PRESS RELEASE Year Ended 2008

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2009	2010	2011	2012	2013	Balance

Chile	552,413	171,562	137,670	13,237	265,694	1,335,102	2,475,678

Enersis	130,975	2,007	2,123	2,245	2,374	502,972	642,694
Chilectra	12,043	-	-	-	-	-	12,043
Other (*)	6,709	1,796	-	-	-	-	8,505
Endesa Chile (**)	402,687	167,759	135,547	10,992	263,320	832,131	1,812,436

Argentina	85,625	63,774	67,766	21,558	15,745	(0)	254,468

Edesur	15,690	16,323	16,375	6,241	-	-	54,629
Costanera	48,455	32,600	24,872	15,317	15,745	(0)	136,990
Chocon	21,480	14,851	26,519	-	-	0	62,849
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	104,769	53,679	67,573	78,177	50,331	129,989	484,518

Edelnor	30,638	20,256	20,367	20,864	23,092	59,151	174,368
Edegel	74,132	33,423	47,206	57,313	27,238	70,838	310,150

Brazil	181,405	168,001	207,865	202,488	63,339	52,352	875,451

Endesa Brasil	-	-	-	-	-	-	-
Coelce	93,889	32,620	33,267	32,140	22,417	21,237	235,570
Ampla	78,286	71,608	110,357	107,097	32,951	944	401,243
Cachoeira	-	-	-	-	-	-	-
Cien	3,030	57,313	57,313	55,819	-	-	173,474
Fortaleza	6,200	6,460	6,929	7,432	7,971	30,172	65,164

Colombia	196,098	94,685	170,205	96,089	45,672	301,121	903,870

Codensa	73,687	94,685	56,735	9,566	45,672	181,977	462,321
Emgesa	122,411	-	113,470	86,523	-	119,143	441,548

TOTAL	1,120,311	551,700	651,080	411,549	440,780	1,818,565	4,993,984

(*) Includes: CAM
(**) Includes: Endesa Chile Latinoamérica, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

ThousandUS$	2009	2010	2011	2012	2013	Balance

Chile	867,960	269,560	216,309	20,798	417,462	2,097,733	3,889,823

Enersis	205,789	3,154	3,335	3,527	3,730	790,277	1,009,811
Chilectra	18,921	-	-	-	-	-	18,921
Other (*)	10,541	2,822	-	-	-	-	13,363
Endesa Chile (**)	632,708	263,585	212,974	17,271	413,732	1,307,457	2,847,727

Argentina	134,536	100,202	106,475	33,872	24,738	(0)	399,824

Edesur	24,653	25,646	25,729	9,806	-	-	85,834
Costanera	76,133	51,222	39,080	24,066	24,738	(0)	215,240
Chocon	33,749	23,333	41,667	-	-	0	98,749
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	164,615	84,342	106,172	122,832	79,080	204,241	761,283

Edelnor	48,138	31,827	32,001	32,782	36,283	92,939	273,970
Edegel	116,477	52,515	74,171	90,050	42,798	111,302	487,313

Brazil	285,027	263,965	326,601	318,152	99,520	82,257	1,375,522

Endesa Brasil	-	-	-	-	-	-	-
Coelce	147,520	51,253	52,269	50,499	35,222	33,368	370,131
Ampla	123,005	112,512	173,395	168,272	51,774	1,482	630,440
Cachoeira	-	-	-	-	-	-	-
Cien	4,760	90,051	90,051	87,704	-	-	272,566
Fortaleza	9,742	10,150	10,887	11,677	12,524	47,406	102,386

Colombia	308,113	148,770	267,429	150,976	71,760	473,126	1,420,174

Codensa	115,778	148,770	89,143	15,029	71,760	285,926	726,407
Emgesa	192,335	-	178,286	135,947	-	187,200	693,767

TOTAL	1,760,250	866,840	1,022,987	646,632	692,560	2,857,357	7,846,625

Pg. 26

PRESS RELEASE Year Ended 2008

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	12M 07	12M 08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	205,142	570,883	365,741	178.3%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(4,584)	(5,439)	(855)	(18.6%)
Charges (credits) to income which do not represent cash flows:
Depreciation	453,779	553,586	99,807	22.0%
Amortization of intangibles	9,511	12,541	3,030	31.9%
Write-offs and accrued expenses	57,098	48,862	(8,236)	(14.4%)
Equity in income of related companies	(2,975)	(3,600)	(625)	(21.0%)
Equity in losses of related companies	62,610	5,971	(56,639)	(90.5%)
Amortization of positive goodwill	65,138	65,496	358	0.5%
Amortization of negative goodwill	(4,815)	(6,219)	(1,404)	(29.2%)
Price-level restatement, net	11,765	24,103	12,338	104.9%
Exchange difference, net	(7,390)	(16,279)	(8,889)	(120.3%)
Other credits to income which do not represent cash flows	(58,513)	(337,564)	(279,051)	-
Other charges to income which do not represent cash flows	222,167	108,238	(113,929)	(51.3%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(235,279)	(18,622)	216,657	92.1%
Decrease (increase) in inventory	(33,307)	7,535	40,842	(122.6%)
Decrease (increase) in other assets	(72,892)	16,721	89,613	N/A
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	254,499	(9,967)	(264,466)	(103.9%)
Decreased (increase) of payable interest	32,768	(49,258)	(82,026)	N/A
Decreased (increase) in income tax payable	(105,383)	171,364	276,747	N/A
Decreased (increase) in other accounts payable associated with non-operating results	(17,123)	44,261	61,384	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(75,545)	42,485	118,030	N/A
Income (loss) attributable to minority interest	282,710	697,031	414,321	146.6%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,039,379	1,922,128	882,749	84.9%

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	3,071	-	(3,071)	-
Proceeds from debt issuance	946,953	1,224,191	277,238	29.3%
Proceeds from bond issuance	395,432	338,111	(57,321)	(14.5%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	2,240	2,240	-
Capital paid	(15,616)	-	15,616	-
Dividends paid	(602,344)	(524,771)	77,573	12.9%
Payment of debt	(776,643)	(1,024,994)	(248,351)	(32.0%)
Payment of bonds	(141,131)	(342,536)	(201,405)	142.7%
Payments of loans obtained from related companies	(2,586)	(3,027)	(441)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(1,504)	(15,566)	(14,062)	-

NET CASH FLOW FROM FINANCING ACTIVITIES	(194,367)	(346,353)	(151,986)	(78.2%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	4,090	9,557	5,467	133.7%
Sale of investment	9,119	7,731	(1,388)	-
Other loans received from related companies	-	62,400	62,400	-
Other receipts from investments	48,028	32,764	(15,264)	(31.8%)
Additions to property, plant and equipment	(646,926)	(826,765)	(179,839)	(27.8%)
Long-term investments	(41,580)	(19,865)	21,715	52.2%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(47,014)	(29,258)	17,756	(37.8%)
Other investment disbursements	(78,800)	(16,913)	61,887	(78.5%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(753,084)	(780,349)	(27,265)	(3.6%)

NET CASH FLOW FOR THE PERIOD	91,928	795,426	703,498	765.3%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	21,181	(121,532)	(142,713)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	113,109	673,893	560,784	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	514,724	627,832	113,108	22.0%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	627,833	1,301,726	673,893	107.3%

Pg. 27

PRESS RELEASE Year Ended 2008

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	12M 07	12M 08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	322,320	896,980	574,660	178.3%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(7,203)	(8,545)	(1,342)	(18.6%)
Charges (credits) to income which do not represent cash flows:
Depreciation	712,985	869,803	156,818	22.0%
Amortization of intangibles	14,944	19,705	4,761	31.9%
Write-offs and accrued expenses	89,713	76,773	(12,940)	(14.4%)
Equity in income of related companies	(4,674)	(5,657)	(983)	(21.0%)
Equity in losses of related companies	98,374	9,382	(88,992)	(90.5%)
Amortization of positive goodwill	102,346	102,908	562	0.5%
Amortization of negative goodwill	(7,565)	(9,772)	(2,207)	(29.2%)
Price-level restatement, net	18,485	37,870	19,385	104.9%
Exchange difference, net	(11,611)	(25,578)	(13,967)	(120.3%)
Other credits to income which do not represent cash flows	(91,937)	(530,386)	(438,449)	-
Other charges to income which do not represent cash flows	349,072	170,065	(179,007)	(51.3%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(369,674)	(29,260)	340,414	92.1%
Decrease (increase) in inventory	(52,332)	11,839	64,171	(122.6%)
Decrease (increase) in other assets	(114,529)	26,272	140,801	N/A
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	399,873	(15,660)	(415,533)	(103.9%)
Decreased (increase) of payable interest	51,486	(77,394)	(128,880)	N/A
Decreased (increase) in income tax payable	(165,579)	269,250	434,829	N/A
Decreased (increase) in other accounts payable associated with non-operating results	(26,904)	69,543	96,447	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(118,697)	66,753	185,450	N/A
Income (loss) attributable to minority interest	444,198	1,095,186	650,988	146.6%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,633,086	3,020,077	1,386,991	84.9%

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	4,825	-	(4,825)	-
Proceeds from debt issuance	1,487,867	1,923,467	435,600	29.3%
Proceeds from bond issuance	621,309	531,245	(90,064)	(14.5%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	-	3,520	3,520	-
Capital paid	(24,536)	-	24,536	-
Dividends paid	(946,412)	(824,528)	121,884	12.9%
Payment of debt	(1,220,273)	(1,610,487)	(390,214)	(32.0%)
Payment of bonds	(221,747)	(538,198)	(316,451)	142.7%
Payments of loans obtained from related companies	(4,063)	(4,757)	(694)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(2,363)	(24,458)	(22,095)	-

NET CASH FLOW FROM FINANCING ACTIVITIES	(305,394)	(544,195)	(238,801)	(78.2%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	6,426	15,017	8,591	133.7%
Sale of investment	14,328	12,147	(2,181)	-
Other loans received from related companies	-	98,044	98,044	-
Other receipts from investments	75,462	51,479	(23,983)	(31.8%)
Additions to property, plant and equipment	(1,016,460)	(1,299,026)	(282,566)	(27.8%)
Long-term investments	(65,331)	(31,212)	34,119	52.2%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(73,869)	(45,971)	27,898	(37.8%)
Other investment disbursements	(123,812)	(26,574)	97,238	(78.5%)

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(1,183,258)	(1,226,098)	(42,840)	(3.6%)

NET CASH FLOW FOR THE PERIOD	144,438	1,249,786	1,105,348	765.3%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	33,280	(190,953)	(224,233)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	177,718	1,058,833	881,115	-

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	808,742	986,459	177,717	22.0%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	986,461	2,045,291	1,058,830	107.3%

Pg. 28

PRESS RELEASE Year Ended 2008

CONSOLIDATED CASH FLOW ANALYSIS

During the period the company generated a positive net cash flow totaling Ch$795,426 million, which can be broken down as follows:

Table 10

Effective Cash Flow (million Ch$)	12M 07	12M 08	Var 07-08	Chg %

Operating	1,039,379	1,922,128	882,749	84.9%
Financing	(194,367)	(346,353)	(151,986)	(78.2%)
Investment	(753,084)	(780,349)	(27,265)	(3.6%)

Net cash flow of the period	91,928	795,426	703,498	(765.3%)

Table 10.1

Effective Cash Flow (thousand US$)	12M 07	12M 08	Var 07-08	Chg %

Operating	1,633,086	3,020,077	1,386,991	84.9%
Financing	(305,394)	(544,195)	(238,801)	(78.2%)
Investment	(1,183,258)	(1,226,098)	(42,840)	(3.6%)

Net cash flow of the period	144,438	1,249,786	1,105,348	(765.3%)

As of December 31, 2008, operating activities generated a positive net cash flow of Ch$1,922,128 million, which represents an 84.9% increase over last year. This flow is primarily made up of the following:

Net income of Ch$570,883 million, plus

  Ch$794,694 million in charges that do not represent cash flow but that mostly correspond to Ch$553,586 million in depreciation for the period, Ch$48,862 million in write-downs and provisions, Ch$65,496 million in goodwill amortization, Ch$12,541 million in amortization of intangibles, Ch$5,971 million in loss on permanent investments, and Ch$108,238 million in other charges that do not represent cash flow, which includes the BT 64 negative conversion effect of foreign subsidiaries for a sum of Ch$94,613 million.

  Ch$204,519 million in variations in net assets and liabilities that affect operating cash flow.

The above was partly offset by:

  Ch$347,384 million in credits that do not represent cash flow, which correspond to an additional Ch$337,564 million in other credits that do not represent cash flow, of which Ch$290,531 million correspond to the positive conversion effect of subsidiaries abroad, Ch$3,600 million correspond to investment income in related companies, and Ch$6,220 million to negative goodwill amortization.

Pg. 29

PRESS RELEASE Year Ended 2008

Financing activities generated a negative net flow of Ch$346,353 million due to loan payments in the amount of Ch$1,024,994 million, dividends payments of Ch$524,771 million, public debt payments of Ch$342,536 million, documented loan payments from related companies of Ch$3,027 million, and other disbursements in the amount of Ch$15,566 million. The latter is partly offset by loans secured for Ch$1,224,190 million, bond floats for Ch$338,111 million, and $2,240 million in other sources of financing.

Investment activities generated a negative net flow of Ch$780,349 million, which, when compared to the same period last year, represents a greater cash contribution equal to 3.6% or Ch$27,265 million. These disbursements correspond primarily to the incorporation of Ch$826,765 million in fixed assets, Ch$19,865 million in permanent investments, Ch$29,258 million in other loans to related companies, and Ch$416,913 million in other disbursements, partly offset by Ch$62,400 million in sales collected on permanent investments, Ch$9,557 million in sales collected on fixed assets, and Ch$32,764 million in other investment income.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	12M 07	12M 08	12M 07	12M 08	12M 07	12M 08	12M 07	12M 08	12M 07	12M 08

Argentina	2,199	1,220	7,421	213	-	-	-	-	-	-
Peru	-	-	15,076	15,722	-	-	-	-	9,933	-
Brazil	-	16,615	90,809	64,940	-	-	-	-	-	-
Colombia	-	-	68,795	67,764	-	-	-	-	7,501	-

Total	2,199	17,834	182,102	148,639	-	-	-	-	17,434	-

Millions Ch$	Total Cash Received
	12M 07	12M 08

Argentina	9,621	1,432
Peru	25,009	15,722
Brazil	90,809	81,555
Colombia	76,296	67,764

Total	201,735	166,473

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	12M 07	12M 08	12M 07	12M 08	12M 07	12M 08	12M 07	12M 08	12M 07	12M 08

Argentina	3,456	1,916	11,660	334	-	-	-	-	-	-
Peru	-	-	23,688	24,702	-	-	-	-	15,607	-
Brazil	-	26,105	142,681	102,035	-	-	-	-	-	-
Colombia	-	-	108,092	106,472	-	-	-	-	11,785	-

Total	3,456	28,021	286,121	233,543	-	-	-	-	27,392	-

Thousand US$	Total Cash Received
	12M 07	12M 08

Argentina	15,116	2,250
Peru	39,294	24,702
Brazil	142,681	128,140
Colombia	119,878	106,472

Total	316,969	261,565

Source: Internal Financial Report

Pg. 30

PRESS RELEASE Year Ended 2008

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	12M 07	12M 08	12M 07	12M 08

Endesa	225,456	290,179	210,151	250,505
Cachoeira (*)	1,997	1,938	13,708	16,026
Fortaleza (**)	1,599	1,564	4,018	5,621
Cien (**)	178	1,263	13,386	18,195
Chilectra S.A.	75,035	64,245	22,945	25,838
Edesur S.A.	45,385	89,098	41,295	49,094
Edelnor S.A.	21,685	35,798	17,265	18,803
Ampla	113,939	127,334	38,223	51,406
Coelce	110,307	128,974	41,644	54,425
Codensa S.A.	45,603	72,773	44,531	55,315
Cam Ltda.	1,778	3,207	1,839	2,354
Inmobiliaria Manso de Velasco Ltda.	1,220	2,287	346	284
Synapsis Soluciones y Servicios Ltda.	1,654	6,199	2,805	3,911
Holding Enersis	1,090	1,906	1,622	1,809

Total	646,926	826,765	453,778	553,586

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	12M 07	12M 08	12M 07	12M 08

Endesa	354,240	455,933	330,192	393,597
Cachoeira (*)	3,137	3,046	21,538	25,180
Fortaleza (*)	2,513	2,457	6,314	8,832
Cien (*)	280	1,985	21,032	28,588
Chilectra S.A.	117,896	100,943	36,051	40,596
Edesur S.A.	71,310	139,992	64,883	77,137
Edelnor S.A.	34,072	56,246	27,127	29,543
Ampla	179,023	200,069	60,057	80,770
Coelce	173,317	202,646	65,432	85,514
Codensa S.A.	71,652	114,343	69,968	86,911
Cam Ltda.	2,794	5,038	2,889	3,698
Inmobiliaria Manso de Velasco Ltda.	1,917	3,593	543	446
Synapsis Soluciones y Servicios Ltda.	2,599	9,740	4,407	6,146
Holding Enersis	1,712	2,995	2,549	2,843

Total	1,016,460	1,299,027	712,982	869,802

(*) Consolidated by Enersis through Endesa Brasil since October 1st, 2005.

Pg. 31

PRESS RELEASE Year Ended 2008

ANALYSIS OF INTEREST RATE AND EXCHANGE RATE RISKS

The Group’s exchange-rate hedge policy is cash-flow based and aims to strike a balance between the cash flow indexed to foreign currency (US$) and the level of assets and liabilities held in dollars.

The Company therefore holds a portion of its debt in dollar-denominated instruments, due to the fact that some of its sales in markets where it operates are indexed to this currency. However, there is less dollar indexation in the Brazilian, Colombian, and Argentinean markets, and accordingly the subsidiaries in these countries prefer to borrow in local currency. In the case of Argentina, dollar-based financing has gradually been replaced by financing in local currency to the extent that the conditions governing terms and market rates allow for it.

Notwithstanding this natural exchange rate hedge, when facing a scenario in which the dollar is extremely volatile, the company has continued to follow a strategy of partially hedging its dollar-denominated liabilities in order to mitigate the impact of exchange rate fluctuations on its bottom line.

As of 31 December 2008, the company’s consolidated hedged indebtedness in Chile amounted to US$ 600 million in dollar/UF swap contracts, thus enabling the company to comply with the aforementioned hedging policy. As in the same period in 2007, the company already had dollar/UF swap contracts for US$ 600 million.

Regarding interest rate risk, the company’s consolidated debt is broken down into fixed and variable rates at approximately 68.4% and 31.6%, respectively, as of 31 December 2008. These percentages have remained stable when compared to last year’s fixed and variable rates of 68.6% and 31.4%, respectively.

OTHER RISKS

As is customary for certain credit and capital market debt facilities, a portion of Enersis and Endesa Chile’s financial indebtedness is subject to cross default provisions. Any matured default by any of the relevant subsidiaries could result in a cross default to Enersis and Endesa Chile, in which case, certain indebtedness held by these companies could potentially become due and payable.

Any default —after expiration of grace periods if applicable— on debt of these companies or by any of their relevant subsidiaries which outstanding amount exceeds an equivalent of US$50 million, and which amount past due exceeds US$ 50 million, could give rise to the prepayment of syndicated loans. Furthermore, some financial covenants contain provisions according to which certain default events, in these companies or any of their relevant subsidiaries, such as bankruptcy, insolvency, adverse legal rulings and rulings for amounts exceeding US$ 50 million, and asset expropriation, could trigger the acceleration rights of such indebtedness.

The financial covenants do not contain clauses requiring the mandatory prepayment of indebtedness due to changes in control or the debt rating of these companies by risk classification agencies. However, a change in foreign-currency debt rating by the risk classification agency Standard & Poor’s (S&P) may give rise to a change in the margin applied when determining the interest rates of the syndicated loans signed in 2004 and 2006.

Pg. 32

PRESS RELEASE Year Ended 2008

ARGENTINA

GENERATION

In Argentina, our Operating Income totaled Ch$18,009 million, compared to Ch$27,828 million recorded the previous year, represents a 35% decrease. Less hydraulic availability translated into greater use of thermal facilities which use costly liquid fuels.

COSTANERA

More efficient production and a sound commercial policy made it possible for Endesa Costanera to boost its operating income by Ch$5,861 million for a total of Ch$6,284 million due to a 31% increase in operating revenue resulting from greater physical sales and a hike in average tariffs. This was partially offset by a 28% increase in 2008 operating costs compared to last year.

Table 13

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	358	470	227,845	298,913	31.2%
Operating Costs	(353)	(453)	(224,694)	(288,472)	(28.4%)
Gross Profit	5	16	3,151	10,441	-
Selling and Administrative Expenses	(4)	(7)	(2,728)	(4,157)	(52.4%)

Operating Income	1	10	423	6,284	-

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	12M 07	12M 08	Var 07-08	Chg %

GWh Produced	8,421	8,540	119	1.4%
GWh Sold	8,450	8,543	93	1.1%
Market Share	8.2%	8.1%	-	(1.7%)

Costanera Financial Debt Maturity (with third party) US$ 215 million

Pg. 33

PRESS RELEASE Year Ended 2008

CHOCÓN

El Chocón recorded a Ch$15,639 million decrease in its operating income for a total figure of Ch$11,918 million in 2008, as a result of a 35.4% drop in physical sales compared to the previous year resulting from less dispatch of the power plant due to poor hydraulic activity.

Table 15

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	95	85	60,675	54,030	(11.0%)
Operating Costs	(50)	(64)	(31,788)	(40,445)	(27.2%)
Gross Profit	45	21	28,888	13,585	(53.0%)
Selling and Administrative Expenses	(2)	(3)	(1,332)	(1,667)	(25.2%)

Operating Income	43	19	27,557	11,918	(56.8%)

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	12M 07	12M 08	Var 07-08	Chg %

GWh Produced	3,696	1,940	(1,756)	(47.5%)
GWh Sold	3,956	2,554	(1,402)	(35.4%)
Market Share	3.8%	2.4%	-	(37.3%)

Chocon Financial Debt Maturity (with third party)
US$ 99 million

Pg. 34

PRESS RELEASE Year Ended 2008

DISTRIBUTION

EDESUR

In Argentina our subsidiary Edesur recorded a Ch$5,456 million increase in its operating income from Ch$31,776 million obtained the previous year to Ch$37,232 million for the current period. The latter is primarily due to an increase in demand and more customers, which was partially offset by greater fixed costs. The increase in demand was triggered by greater economic activity and higher temperatures, which boosted physical sales by 2.1% for a total of 16,160 GWh in 2008. Energy losses dropped to 10.6% while the number of customers increased by 34,000 for a total of 2.3 million.

Table 17

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Revenues from Sales	465	602	295,872	382,926	29.4%
Other Operating Revenues	37	53	23,612	33,486	41.8%
Operating Revenues	502	654	319,484	416,413	30.3%
Energy Purchases	(252)	(302)	(160,224)	(192,225)	(20.0%)
Other Operating Cost	(130)	(187)	(82,676)	(118,902)	(43.8%)
Operating Costs	(382)	(489)	(242,900)	(311,126)	(28.1%)
Gross Profit	120	165	76,584	105,286	37.5%
Selling and Administrative Expenses	(70)	(107)	(44,808)	(68,055)	(51.9%)

Operating Income	50	58	31,776	37,232	17.2%

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	12M 07	12M 08	Var 07-08	Chg %

Customers (Th)	2,228	2,262	34	1.5%
GWh Sold	15,833	16,160	327	2.1%
Clients/Employee	879	873	(6)	(0.6%)
Energy Losses %	10.7	10.6	(0.1)	(1.0%)

Edesur Financial Debt Maturity (with third party) US$ 87 million

Pg. 35

PRESS RELEASE Year Ended 2008

BRAZIL

ENDESA BRASIL

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Revenues from Sales	1.799	2.590	1.144.662	1.648.327	44,0%
Other Operating Revenues	132	242	84.102	154.158	83,3%
Operating Revenues	1.931	2.832	1.228.764	1.802.485	46,7%
Energy Purchases	(843)	(1.320)	(536.500)	(839.847)	(56,5%)
Other Operating Cost	(365)	(463)	(232.385)	(294.935)	(26,9%)
Operating Costs	(1.208)	(1.783)	(768.885)	(1.134.783)	(47,6%)
Selling and Administrative Expenses	(163)	(182)	(104.022)	(115.943)	(11,5%)

Operating Income	559	867	355.857	551.759	55,1%

Interest Income	138	177	87.711	112.504	28,3%
Interest Expense	(244)	(296)	(155.598)	(188.366)	(21,1%)
Net Financial Income (Expenses)	(107)	(119)	(67.887)	(75.862)	(11,7%)
Equity Gains from Related Companies	-	-	-	-	-
Equity Losses from Related Companies	-	-	-	-	-
Net Income from Related Companies	-	-	-	-	-
Other Non Operating Income	211	382	134.090	243.411	81,5%
Other Non Operating Expenses	(341)	(259)	(217.313)	(164.756)	24,2%
Net other Non Operating Income (Expense)	(131)	124	(83.223)	78.655	194,5%
Price Level Restatement	-	-	-	-	-
Foreign Exchange Effect	-	-	-	-	-
Net of Monetary Exposure	-	-	-	-	-
Positive Goodwill Amortization	-	-	-	-	-

Non Operating Income	(237)	4	(151.110)	2.793	101,8%

Net Inc b. Taxes, Min Int and Neg Goodwill	322	871	204.748	554.553	170,8%

Extraordinary Items	-	-	-	-	-
Income Tax	(96)	(142)	(61.289)	(90.239)	(47,2%)
Minority Interest	(39)	(278)	(24.702)	(176.959)	(616,4%)
Negative Goodwill Amortization	-	-	-	-	-

NET INCOME	187	451	118.756	287.355	142,0%

EBITDA	736	1.098	468.481	698.762	49,2%

Pg. 36

PRESS RELEASE Year Ended 2008

GENERATION

CACHOEIRA DOURADA

Operating Income from our subsidiary Cachoeira Dourada for the period ending 31 December 2008 amounted to Ch$113,389 million, which is much higher than the Ch$55,338 million recorded in 2007, representing a 104.9% increase. This increase is the result of a sound business policy of making adjustments to energy sales contracts and the high price on the energy market during the first few months of the 2008, all of which became a reality in spite of a 5.2% decrease in physical sales, which came in at 4,403 GWh (4,643 GWh in 2007).

Table 20

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	197	285	125,589	181,685	44.7%
Operating Costs	(106)	(102)	(67,474)	(65,202)	3.4%
Gross Profit	91	183	58,115	116,483	100.4%
Selling and Administrative Expenses	(4)	(5)	(2,777)	(3,094)	(11.4%)

Operating Income	87	178	55,338	113,389	104.9%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	12M 07	12M 08	Var 07-08	Chg %

GWh Produced	3,888	3,308	(580)	(14.9%)
GWh Sold	4,643	4,403	(241)	(5.2%)
Market Share	1.3%	1.1%	-	(16.6%)

ENDESA FORTALEZA (CGTF)

Endesa Fortaleza’s Operating Income totaled Ch$39,694 million, revealing a 18.0% decrease compared to the same period in 2007 when the company’s operating income was Ch$48,378 million. This reduction is primarily due to the lower energy purchase/sales margin for the year given the high spot prices the company had to pay for purchases. Physical sales amounted to 2,690 GWh as of December 2008 (2,705 GWh in 2007).

Table 22

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	177	218	112,618	138,504	23.0%
Operating Costs	(98)	(151)	(62,491)	(96,219)	(54.0%)
Gross Profit	79	66	50,127	42,285	(15.6%)
Selling and Administrative Expenses	(3)	(4)	(1,749)	(2,591)	(48.1%)

Operating Income	76	62	48,378	39,694	(18.0%)

Figures may differ from those accounted under Brazilian GAAP.

Pg. 37

PRESS RELEASE Year Ended 2008

Additional Information

Table 23

Fortaleza	12M 07	12M 08	Var 07-08	Chg %

GWh Produced	66	71	5	8.0%
GWh Sold	2,705	2,690	(15)	(0.6%)
Market Share	0.7%	0.7%	-	-

Fortaleza Financial Debt Maturity (with third party)
US$ 103 million

TRANSMISSION

CIEN

CIEN’s Operating Income totaled Ch$60,405 million for the year, which is Ch$35,161 million more than last year’s figure when the company recorded an operating income of Ch$25,244 million. In 2008 the company signed a contract with CAMMESA to export energy from Brazil to Argentina for seven months beginning in May thus providing the company a fixed income from tolls. The Brazilian government has still not provided ANEEL the guidelines for determining the retribution value for energy transportation services on the Brazilian electric power system, which has become the company’s new business focus.

Table 24

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	149	146	95,019	93,228	(1.9%)
Operating Costs	(102)	(43)	(65,012)	(27,584)	(142.4%)
Gross Profit	47	103	30,007	65,644	(118.8%)
Selling and Administrative Expenses	(7)	(8)	(4,763)	(5,239)	(10.0%)

Operating Income	40	95	25,244	60,405	(139.3%)

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 25

CIEN	12M 07	12M 08	Var 07-08	Chg %

GWh Sold	6,232	2,063	-4,169	(66.9%)
Market Share	N.A.	N.A.	-	-

Pg. 38

PRESS RELEASE Year Ended 2008

Cien Financial Debt Maturity (with third party)
US$ 273 million

DISTRIBUTION

AMPLA

Ampla’s Operating Income was Ch$210,552 million which represented a 42.7% increase or Ch$62,953 million more when compared to last year. These greater results are primarily due to a better energy purchase/sales margin resulting from greater sales prices, a 1.5% spike in physical sales amounting to 9,119 GWh for this period, and the conversion effect of Chilean GAAP due to dollar exchange-rate variations in Chile and Brazil. Energy losses dropped 1.2 percentage points coming in at 20.2% (compared to 21.4% in 2007). Ampla’s customer base increased by 87,000 up to 2.5 million clients.

Table 26

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Revenues from Sales	922	1,316	587,066	837,563	42.7%
Other Operating Revenues	21	41	13,402	26,075	94.6%
Operating Revenues	943	1,357	600,468	863,638	43.8%
Energy Purchases	(446)	(683)	(283,798)	(434,482)	(53.1%)
Other Operating Cost	(205)	(270)	(130,682)	(171,788)	(31.5%)
Operating Costs	(651)	(953)	(414,480)	(606,270)	(46.3%)
Gross Profit	292	404	185,989	257,368	38.4%
Selling and Administrative Expenses	(60)	(74)	(38,389)	(46,816)	(22.0%)

Operating Income	232	331	147,599	210,552	42.7%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 27

Ampla	12M 07	12M 08	Var 07-08	Chg %

Customers (Th)	2,379	2,466	87	3.7%
GWh Sold	8,985	9,119	134	1.5%
Clients/Employee	1,718	1,900	182	10.6%
Energy Losses %	21.4	20.2	(1.2)	(5.6%)

Ampla Financial Debt Maturity (with third party)
US$ 630 million

Pg. 39

PRESS RELEASE Year Ended 2008

COELCE

Coelce’s Operating Income was up by Ch$55,320 million for a total of Ch$139,906 million for 2008. This increase in operating income is primarily due to a 344 GWh or 4.8% increase in physical sales, a reduction in energy losses which fell from 12.5% in December 2007 to 11.7% in December 2008, as well as lower expenses for the unrecoverable funds reserve for this period, and the Chilean GAAP conversion effect due to dollar exchange-rate variations in Chile and Brazil. Coelce’s customer base totaled 2.8 million in 2008, representing an increase of 153,000 customers or a 5.7% increase over 2007.

Table 28

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Revenues from Sales	715	985	455,031	626,771	37.7%
Other Operating Revenues	38	57	23,896	36,186	51.4%
Operating Revenues	752	1,042	478,926	662,957	38.4%
Energy Purchases	(373)	(529)	(237,487)	(336,531)	(41.7%)
Other Operating Cost	(166)	(221)	(105,797)	(140,504)	(32.8%)
Operating Costs	(539)	(750)	(343,283)	(477,035)	(39.0%)
Gross Profit	213	292	135,643	185,922	37.1%
Selling and Administrative Expenses	(80)	(72)	(51,057)	(46,016)	9.9%

Operating Income	133	220	84,586	139,906	65.4%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	12M 07	12M 08	Var 07-08	Chg %

Customers (Th)	2,689	2,842	153	5.7%
GWh Sold	7,227	7,571	343	4.8%
Clients/Employee	2,073	2,224	151	7.3%
Energy Losses %	12.5	11.7	(0.8)	(6.1%)

Coelce Financial Debt Maturity (with third party) US$ 369 million

Pg. 40

PRESS RELEASE Year Ended 2008

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 30

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	2,955	3,915	1,880,663	2,491,589	32.5%
Operating Costs	(1,915)	(2,434)	(1,218,649)	(1,549,013)	(27.1%)
Selling and Administrative Expenses	(63)	(77)	(40,381)	(49,215)	(21.9%)

Operating Income	977	1,404	621,633	893,361	43.7%

Interest Income	40	45	25,346	28,675	13.1%
Interest Expenses	(304)	(306)	(193,329)	(194,845)	(0.8%)
Net Financial Income (Expenses)	(264)	(261)	(167,983)	(166,170)	1.1%
Equity Gains from Related Company	80	188	51,125	119,628	134.0%
Equity Losses from Related Company	(98)	(9)	(62,508)	(5,971)	90.4%
Net Income from Related Companies	(18)	179	(11,383)	113,657	(1098.5%)
Other Non Operating Income	31	124	19,511	79,233	-
Other Non Operating Expenses	(146)	(126)	(92,838)	(80,094)	13.7%
Net other Non Operating Income (Expenses)	(115)	(1)	(73,327)	(861)	98.8%
Price Level Restatement	15	1	9,643	425	(95.6%)
Foreign Exchange Effect	28	(48)	18,090	(30,563)	(268.9%)
Net of Monetary Exposure	44	(47)	27,733	(30,138)	(208.7%)
Positive Goodwill Amortization	(2)	(2)	(991)	(1,185)	(19.6%)

Non Operating Income	(355)	(133)	(225,951)	(84,697)	62.5%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	622	1,271	395,682	808,665	104.4%
Extraordinary Items	-	-	-	-	-
Income Tax	(194)	(301)	(123,507)	(191,557)	(55.1%)
Minority Interest	(106)	(284)	(67,381)	(180,686)	(168.2%)
Negative Goodwill Amortization	7	10	4,772	6,172	29.3%

NET INCOME	329	695	209,567	442,592	111.2%

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating Income amounted to Ch$550,712 million, totaling a 51% increase over the Ch$363,843 million recorded in 2007. This rise is mainly the result of an increase in revenues as the average price remained relatively high during 2008.Likewise, operating expenses underwent a 21% increase totaling Ch$786,692 million, of which Ch$144,387 million correspond to greater fuel costs given the increase use of thermal plants that run on diesel fuel, which was quite pricey during most of 2008. The production of 19,807 GWh in the year 2008 showed an increase of 5.5% over the year before.

Pg. 41

PRESS RELEASE Year Ended 2008

Additional Information

Table 31

Chilean Companies	12M 07	12M 08	Var 07-08	Chg %

GWh Produced	18,773	19,807	1,034	5.5%
GWh Sold	19,212	19,808	596	3.1%
Market Share	36.2%	37.0%	-	2.3%

Endesa-Chile Parent Company Financial Debt Maturity (with third party)
US$ 2,848 million

Pg. 42

PRESS RELEASE Year Ended 2008

DISTRIBUTION

CHILECTRA

Chilectra’s Operating Income recorded Ch$171,064 million which represented a Ch$36,646 million or 27.3% increase over last period’s figures. The latter is due to a higher purchase/sales margin and greater toll income, which was partially offset by less energy demand for the period. Physical sales amounted to 12,535 GWh, down 3.0% when compared to the same period in 2007. This was due to the energy savings plan launched by the Chilean government. The number of customers grew by 51,000 for a total of 1.5 million as of December 2008.

On January 9th 2009, the Decree No 320 which fixed sub-transmission tariffs and its indexation formulas was published. This decree is effective since January 14th 2009. The latter implied reversals in provisions resulting in a positive effect on the Operating Income of Ch$25,080 million.

Table 32

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Revenues from Sales	1,257	1,567	799,902	997,365	24.7%
Other Operating Revenues	117	131	74,722	83,664	12.0%
Operating Revenues	1,374	1,699	874,624	1,081,028	23.6%
Energy Purchases	(949)	(1,204)	(603,860)	(766,106)	(26.9%)
Other Operating Cost	(130)	(142)	(82,833)	(90,512)	(9.3%)
Operating Costs	(1,079)	(1,346)	(686,694)	(856,618)	(24.7%)
Gross Profit	295	353	187,930	224,410	19.4%
Selling and Administrative Expenses	(84)	(84)	(53,512)	(53,346)	0.3%

Operating Income	211	269	134,418	171,064	27.3%

Interest Income	10	18	6,291	11,568	83.9%
Interest Expenses	(41)	(34)	(26,387)	(21,328)	19.2%
Net Financial Income (Expenses)	(32)	(15)	(20,096)	(9,760)	51.4%
Equity Gains from Related Company	51	196	32,657	124,985	-
Equity Losses from Related Company	-	-	-	-	-
Net Income from Related Companies	51	196	32,657	124,985	-
Other Non Operating Income	25	79	16,042	50,460	-
Other Non Operating Expenses	(12)	(18)	(7,563)	(11,429)	51.1%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	13	61	8,478	39,031	-
Price Level Restatement	(19)	(15)	(12,356)	(9,439)	(23.6%)
Foreign Exchange Effect	17	(23)	10,650	(14,641)	(237.5%)
Net of Monetary Exposure	(3)	(38)	(1,707)	(24,080)	1311.0%
Positive Goodwill Amortization	(1)	(1)	(635)	(705)	(11.0%)

Non Operating Income	29	203	18,698	129,471	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	241	472	153,117	300,535	96.3%
Extraordinary Items	-	-	-	-
Income Tax	(21)	(70)	(13,606)	(44,491)	-
Minority Interest	(10)	3	(6,308)	1,724	(127.3%)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	209	405	133,201	257,768	93.5%

Additional Information

Table 33

Chilectra	12M 07	12M 08	Var 07-08	Chg %

Customers (Th)	1,483	1,534	51	3.4%
GWh Sold	12,923	12,535	(388)	(3.0%)
Clients/Employee	2,037	2,139	102	5.0%
Energy Losses %	5.9	6.0	0.2	3.0%

Pg. 43

PRESS RELEASE Year Ended 2008

COLOMBIA

GENERATION

EMGESA

Operating income in Colombia came in at Ch$262,971 million as of December, 2008, which represents a 51% increase when compared to 2007. This improved result is primarily due to greater average sales prices, a 4.8% increase in physical sales, and the effect of the Chilean GAAP conversion resulting from dollar exchange-rate variations in Chile and Colombia. The sales volume totaled 16,368 GWh with greater hydraulic dispatch given the improved hydrology. Likewise, operating costs underwent a 34% increase mostly due to greater tolls and increased energy and capacity purchases.

Table 34

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	544	775	346,395	493,221	42.4%
Operating Costs	(261)	(351)	(166,391)	(223,279)	(34.2%)
Gross Profit	283	424	180,003	269,942	50.0%
Selling and Administrative Expenses	(9)	(11)	(5,468)	(6,971)	(27.5%)

Operating Income	274	413	174,536	262,971	50.7%

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 35

Emgesa	12M 07	12M 08	Var 07-08	Chg %

GWh Produced	11,942	12,905	963	8.1%
GWh Sold	15,613	16,368	755	4.8%
Market Share	21.5%	21.9%	-	2.1%

Emgesa Financial Debt Maturity (with third party)
US$ 693 million

Pg. 44

PRESS RELEASE Year Ended 2008

DISTRIBUTION

CODENSA

Codensa’s operating income totaled Ch$249,279 million as of December 2008, which represents a Ch$79,591 million or 46.9% increase over last year’s figures. This boost is primarily the result of a 3.3% increase in energy sales (totaling 11,822 GWh) and a 0.6 percentage point drop in energy losses—falling from 8.7% in December 2007 to 8.1% for the current period—in addition to the impact of a higher purchase/sales margin during the period. The number of customers also increased by 76,000 for a total of 2.3 million as of December 2008.

Table 36

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Revenues from Sales	654	956	416,382	608,495	46.1%
Other Operating Revenues	238	345	151,777	219,350	44.5%
Operating Revenues	893	1,301	568,160	827,845	45.7%
Energy Purchases	(392)	(578)	(249,288)	(367,951)	(47.6%)
Other Operating Cost	(208)	(279)	(132,164)	(177,758)	(34.5%)
Operating Costs	(599)	(857)	(381,452)	(545,709)	(43.1%)
Gross Profit	293	443	186,708	282,137	51.1%
Selling and Administrative Expenses	(27)	(52)	(17,020)	(32,857)	(93.1%)

Operating Income	267	392	169,688	249,279	46.9%

* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Codensa	12M 07	12M 08	Var 07-08	Chg %

Customers (Th)	2,209	2,285	76	3.5%
GWh Sold	11,441	11,822	381	3.3%
Clients/Employee	2,373	2,452	78	3.3%
Energy Losses %	8.7	8.1	(0.6)	(7.4%)

Codensa Financial Debt Maturity (with third party)
US$ 727 million

Pg. 45

PRESS RELEASE Year Ended 2008

PERU

GENERATION

EDEGEL

Edegel, recorded Ch$54,372 million in operating income, which represented an 8.5% increase vis-à-vis the Ch$50,105 million recorded in 2007. This increase is explained by a 5.8% hike in physical sales for a total of 8,461 GWh in 2008, at greater average prices during this period and because of the conversion effect into Chilean GAAP due to dollar exchange-rate variations in Chile and Peru. Likewise, operating expenses increased by 48% primarily due to more diesel fired thermal generation as a result of maintenance on Camisea’s natural gas pipeline and traffic on transmission lines and gas pipelines, along with greater energy purchases at higher prices than last year.

Table 38

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Operating Revenues	286	388	182,276	247,075	35.6%
Operating Costs	(192)	(285)	(122,325)	(181,245)	(48.2%)
Gross Profit	94	103	59,950	65,831	9.8%
Selling and Administrative Expenses	(15)	(18)	(9,846)	(11,459)	(16.4%)

Operating Income	79	85	50,105	54,372	8.5%

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 39

Edegel	12M 07	12M 08	Var 07-08	Chg %

GWh Produced	7,654	8,102	447	5.8%
GWh Sold	7,994	8,461	467	5.8%
Market Share	32.5%	31.6%	-	(2.6%)

Edegel Financial Debt Maturity (with third party)
US$ 487 million

Pg. 46

PRESS RELEASE Year Ended 2008

DISTRIBUTION

EDELNOR

Our subsidiary Edelnor recorded Ch$69,255 million in operating income, which is Ch$22,992 million more compared to 2007 when the company’s operating income amounted to Ch$46,263 million. This is primarily due to greater demand for energy and a higher sales margin. The increased demand, specially an increase in sales to medium tension regulated customers, contributed to the company’s greater sales margin. The significant increase in energy demand triggered a 7.7% increase in physical energy sales which topped off at 5,599 GWh for the period. The number of customers also increased by 42,000 for a December 2008 period-end total of 1.0 million customers. Energy losses went up by 0.1 percentage points, totaling 8.2% during the period, compared to 8.1% for the same period last year.

Table 40

	Million US$		Million Ch$

	12M 07	12M 08	12M 07	12M 08	Chg %

Revenues from Sales	341	462	217,126	294,182	35.5%
Other Operating Revenues	26	30	16,497	19,054	15.5%
Operating Revenues	367	492	233,623	313,236	34.1%
Energy Purchases	(205)	(274)	(130,680)	(174,697)	(33.7%)
Other Operating Cost	(55)	(66)	(34,969)	(41,856)	(19.7%)
Operating Costs	(260)	(340)	(165,649)	(216,553)	(30.7%)
Gross Profit	107	152	67,974	96,683	42.2%
Selling and Administrative Expenses	(34)	(43)	(21,711)	(27,428)	(26.3%)

Operating Income	73	109	46,263	69,255	49.7%

* Please notice that these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edelnor	12M 07	12M 08	Var 07-08	Chg %

Customers (Th)	986	1,028	42	4.2%
GWh Sold	5,201	5,599	397	7.7%
Clients/Employee	1,813	1,800	(13)	(0.7%)
Energy Losses %	8.1	8.2	0.2	1.9%

Edelnor Financial Debt Maturity (with third party)
US$ 274 million

Pg. 47

PRESS RELEASE Year Ended 2008

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Year Ended 2008 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 42

4Q 07	4Q 08	Var %	(in million Ch$)	12M 07	12M 08	Var %

1,434	1,435	0.1%	Operating Revenues	5,457	5,447	(0.2%)
(441)	(423)	(4.1%)	Operating Costs	(1,635)	(1,714)	4.9%
993	1,012	1.9%	Gross Profit	3,822	3,733	(2.3%)
(7,016)	(8,465)	(20.7%)	S&A Expenses	(21,871)	(23,477)	(7.3%)

(6,023)	(7,453)	(23.7%)	Operating Income	(18,049)	(19,743)	(9.4%)

44,903	87,484	94.8%	Endesa Chile	125,700	265,471	111.2%
26,252	53,123	102.4%	Chilectra	99,639	131,644	32.1%
8,654	8,785	1.5%	Edesur	14,527	8,674	(40.3%)
(272)	9,547	(3613.6%)	Edelnor	4,717	18,916	301.0%
3,391	43,706	1188.8%	Ampla	4,294	90,689	2012.2%
-	-	N/A	Coelce	-	-	N/A
5,924	11,062	86.7%	Codensa	16,041	36,970	130.5%
1,974	(4,226)	(314.0%)	CAM LTDA	6,085	(7,233)	(218.9%)
579	1,699	193.4%	Inm Manso de Velasco	7,645	4,672	(38.9%)
1,548	2,221	43.4%	Synapsis	1,596	6,725	N/A
12,664	30,308	139.3%	Endesa Brasil	36,768	88,966	142.0%
-	-	N/A	CGTF	-	-	N/A
-	-	N/A	Other	-	-	N/A

105,619	243,709	130.7%	Net Income from Related Companies	317,010	645,494	103.6%

9,061	10,522	16.1%	Interest Income	39,177	35,876	(8.4%)
(15,225)	(13,856)	9.0%	Interest Expense	(59,451)	(55,175)	7.2%
(6,163)	(3,334)	45.9%	Net Financial Income (Expenses)	(20,273)	(19,299)	4.8%
4,269	2,270	(46.8%)	Other Non Operating Income	13,592	8,140	(40.1%)
(440)	(10,923)	2380.6%	Other Non Operating Expenses	(956)	(11,734)	(1127.2%)
3,829	(8,653)	(326.0%)	Net other Non Operating Income (Expenses)	12,636	(3,594)	(128.4%)
(97)	(2,726)	(2708.6%)	Price Level Restatement	(6,895)	(10,946)	(58.7%)
(10,083)	44,254	538.9%	Foreign Exchange Effect	(21,291)	61,869	(390.6%)
(10,180)	41,529	507.9%	Net Monetary Exposure	(28,186)	50,923	(280.7%)
(16,705)	(16,830)	(0.7%)	Positive Goodwill Amortization	(63,505)	(63,598)	(0.1%)

76,399	256,421	(235.6%)	Non Operating Income	217,681	609,926	180.2%

70,376	248,967	(253.8%)	Net Income before (1), (2) & (3)	199,633	590,183	195.6%
4,671	(17,345)	(471.3%)	Income Tax (1)	5,466	(19,347)	(454.0%)
11	15	42.1%	Negative Goodwill Amortization (2)	43	48	9.6%
-	-	N/A	Minority Interest (3)	-	-	N/A

75,057	231,638	(208.6%)	NET INCOME	205,142	570,883	178.3%

2.30	7.09		EPS (Ch$)	6.28	4817.
0.18	0.56		EPADS (US$)	0.49	1.37
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 48

PRESS RELEASE Year Ended 2008

UNDER CHILEAN GAAP, THOUSAND US$

Table 42.1

4Q 07	4Q 08	Var %	(in thousand US$)	12M 07	12M 08	Var %

2,254	2,255	0.1%	Operating Revenues	8,573	8,559	(0.2%)
(693)	(665)	(4.1%)	Operating Costs	(2,568)	(2,693)	4.9%
1,560	1,590	1.9%	Gross Profit	6,005	5,866	(2.3%)
(11,024)	(13,301)	(20.7%)	S&A Expenses	(34,364)	(36,887)	(7.3%)

(9,464)	(11,711)	(23.7%)	Operating Income	(28,359)	(31,021)	(9.4%)

70,553	137,457	94.8%	Endesa	197,502	417,112	111.2%
41,248	83,467	102.4%	Chilectra	156,554	206,841	32.1%
13,598	13,804	1.5%	Edesur	22,824	13,629	(40.3%)
(427)	15,000	(3613.6%)	Edelnor	7,412	29,722	301.0%
5,329	68,672	1188.8%	Ampla	6,746	142,493	2012.2%
-	-	N/A	Coelce	-	-	N/A
9,308	17,381	86.7%	Codensa	25,204	58,088	130.5%
3,102	(6,640)	(314.0%)	CAM LTDA	9,561	(11,365)	(218.9%)
910	2,669	193.4%	Inm Manso de Velasco	12,011	7,340	(38.9%)
2,433	3,490	43.4%	Synapsis	2,508	10,567	N/A
19,898	47,620	139.3%	Endesa Brasil	57,770	139,784	142.0%
-	-	N/A	CGTF	-	-	N/A
-	-	N/A	Others	-	-	N/A

165,951	382,919	130.7%	Net Income from Related Companies	498,091	1,014,210	103.6%

14,237	16,533	16.1%	Interest Income	61,556	56,369	(8.4%)
(23,921)	(21,771)	9.0%	Interest Expense	(93,410)	(86,691)	7.2%
(9,684)	(5,239)	45.9%	Net Financial Income (Expenses)	(31,854)	(30,323)	4.8%
6,707	3,566	(46.8%)	Other Non Operating Income	21,356	12,790	(40.1%)
(692)	(17,162)	2380.6%	Other Non Operating Expenses	(1,502)	(18,437)	(1127.2%)
6,015	(13,596)	(326.0%)	Net other Non Operating Income (Expenses)	19,853	(5,647)	(128.4%)
(152)	(4,282)	(2708.6%)	Price Level Restatement	(10,834)	(17,198)	(58.7%)
(15,843)	69,533	538.9%	Foreign Exchange Effect	(33,453)	97,209	(390.6%)
(15,996)	65,251	507.9%	Net Monetary Exposure	(44,287)	80,011	(280.7%)
(26,247)	(26,443)	(0.7%)	Positive Goodwill Amortization	(99,779)	(99,927)	(0.1%)

120,040	402,892	(235.6%)	Non Operating Income	342,024	958,325	180.2%

110,576	391,181	(253.8%)	Net Income before (1), (2) & (3)	313,666	927,304	195.6%
7,339	(27,252)	(471.3%)	Income Tax (1)	8,588	(30,398)	(454.0%)
17	23	42.1%	Negative Goodwill Amortization (2)	68	75	9.6%
-	-	N/A	Minority Interest (3)	-	-	N/A

117,931	363,953	(208.6%)	NET INCOME	322,322	896,980	178.3%

2.30	7.09		EPS (Ch$)	6.28	17.48
0.18	0.56		EPADS (US$)	0.49	1.37
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 49

PRESS RELEASE Year Ended 2008

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31, 2008

TOTAL SHAREHOLDERS: 8,241

CONFERENCE CALL INVITATION

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, January 29, 2009, at 10:00 AM EST (Eastern Standard Time) (12:00 pm Chilean time). There will be a question and answer session following management's comments. Representing ENERSIS will be Mr. Alfredo Ergas, Chief Financial Officer, Mr. Ricardo Alvial, Investment & Risks Director and Ms. Susana Rey, Head of Investor Relations.

To participate, please dial +1 (617) 213-4845 or +1 (888) 679-8018 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 10462931

To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 83093768.

For this Conference Call you can access before to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=PBTEQQEB7 and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the live conference call and its replay through our website at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83615&eventID=2077053.

Pg. 50

PRESS RELEASE Year Ended 2008

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristián del Sante	Denisse Labarca	Bárbara López	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cdb@e.enersis.cl	dla@e.enersis.cl	bllf@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4555	56 (2) 353 4492	56 (2) 353 4552	56 (2) 353 4447

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: January 30, 2009